4.2% YoY
1.0% QoQ
CC Revenue growth

20.8%
Operating margin

12.4% YoY
Increase in EPS
(₹ terms)

$2.3 bn
Large deal TCV

Revenue Growth- Q1 24

	Reported	CC
QoQ growth (%)	1.4	1.0
YoY growth (%)	3.9	4.2

Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth	
	Jun 30, 2023	Mar 31, 2023	Jun 30, 2022	Reported	CC
Financial services	28.1	28.9	30.6	(4.7)	(4.2)
Retail	14.5	14.8	14.5	4.0	4.0
Communication	11.7	11.8	13.0	(6.1)	(5.6)
Energy, Utilities, Resources & Services	12.9	12.9	12.4	8.3	8.6
Manufacturing	14.1	13.5	12.1	21.3	20.7
Hi-Tech	8.1	8.0	8.2	2.5	2.3
Life Sciences	7.2	7.2	6.5	14.9	13.9
Others	3.4	2.9	2.7	28.0	32.9
Total	**100.0**	**100.0**	**100.0**	**3.9**	**4.2**

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth	
	Jun 30, 2023	Mar 31, 2023	Jun 30, 2022	Reported	CC
North America	60.8	61.0	61.8	2.3	2.1
Europe	26.8	27.0	25.0	10.9	10.1
Rest of the world	9.7	9.4	10.6	(4.5)	(0.5)
India	2.7	2.6	2.6	9.3	13.7
Total	**100.0**	**100.0**	**100.0**	**3.9**	**4.2**

Client Data

	Quarter ended		
	Jun 30, 2023	Mar 31, 2023	Jun 30, 2022
Number of Clients			
Active	1,883	1,872	1,778
Added during the period (gross)	99	115	106
Number of Million dollar clients*			
1 Million dollar +	940	922	877
10 Million dollar +	312	298	278
50 Million dollar +	79	75	69
100 Million dollar +	38	40	38
Client contribution to revenues			
Top 5 clients	13.4%	13.0%	13.0%
Top 10 clients	20.4%	20.1%	20.8%
Top 25 clients	34.6%	34.7%	36.3%
Days Sales Outstanding	63	62	63

**LTM (Last twelve months) Revenues*

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended		
	Jun 30, 2023	Mar 31, 2023	Jun 30, 2022
Effort			
Onsite	24.7	24.6	24.3
Offshore	75.3	75.4	75.7
Utilization			
Including trainees	78.9	76.9	77.6
Excluding trainees	81.1	80.0	84.7

Employee Metrics

(Nos.)

	Quarter ended		
	Jun 30, 2023	Mar 31, 2023	Jun 30, 2022
Total employees	3,36,294	3,43,234	3,35,186
S/W professionals	3,17,611	3,24,816	3,18,447
Sales & Support	18,683	18,418	16,739
Voluntary Attrition % (LTM - IT Services)	17.3%	20.9%	28.4%
% of Women Employees	39.5%	39.4%	39.3%

Cash Flow

In US $ million

	Quarter ended		
	Jun 30, 2023	Mar 31, 2023	Jun 30, 2022
Free cash flow [1]	699	713	656
Consolidated cash and investments [2][3]	3,593	3,807	4,414

In *₹crore*

	Quarter ended		
	Jun 30, 2023	Mar 31, 2023	Jun 30, 2022
Free cash flow [1]	5,749	5,844	5,106
Consolidated cash and investments [2][3]	29,469	31,286	34,854

[1] Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS (Non-IFRS measure)
[2] Consolidated cash and investments comprise of cash and cash equivalents, current and non-current investments excluding investments in unquoted equity and preference shares, unquoted compulsorily convertible debentures and others (Non-IFRS measure)
[3] Cash balances excludes earmarked bank balance for dividend - $885 Mn (₹ 7,262 crore). Payment date for the dividend was Jul 3, 2023.

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Jun 30, 2023	Jun 30, 2022	Growth % Q1 24 over Q1 23	Mar 31, 2023	Growth % Q1 24 over Q4 23
Revenues	**4,617**	**4,444**	**3.9**	**4,554**	**1.4**
Cost of sales	3,211	3,144	2.1	3,164	1.5
Gross Profit	**1,406**	**1,300**	**8.2**	**1,390**	**1.2**
Operating Expenses:					
Selling and marketing expenses	217	193	12.4	202	7.4
Administrative expenses	228	219	4.1	231	(1.3)
Total Operating Expenses	**445**	**412**	**8.0**	**433**	**2.8**
Operating Profit	**961**	**888**	**8.2**	**957**	**0.3**
Operating Margin %	***20.8***	***20.0***	***0.8***	***21.0***	***(0.2)***
Other Income, net[1]	57	80	(28.8)	72	(20.8)
Profit before income taxes	**1,018**	**968**	**5.2**	**1,029**	**(1.1)**
Income tax expense	294	279	5.4	284	3.5
Net Profit (before minority interest)	**724**	**689**	**5.1**	**745**	**(2.9)**
Net Profit (after minority interest)	**724**	**689**	**5.1**	**744**	**(2.8)**
Basic EPS ($)	**0.17**	**0.16**	**6.6**	**0.18**	**(2.6)**
Diluted EPS ($)	**0.17**	**0.16**	**6.6**	**0.18**	**(2.6)**
Dividend Per Share ($) [2]	-	-	-	**0.21**	-

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In ₹ crore, except per equity share data

Particulars	Jun 30, 2023	Jun 30, 2022	Growth % Q1 24 over Q1 23	Mar 31, 2023	Growth % Q1 24 over Q4 23
Revenues	**37,933**	**34,470**	**10.0**	**37,441**	**1.3**
Cost of sales	26,382	24,369	8.3	26,011	1.4
Gross Profit	**11,551**	**10,101**	**14.4**	**11,430**	**1.1**
Operating Expenses:					
Selling and marketing expenses	1,783	1,493	19.4	1,659	7.5
Administrative expenses	1,877	1,694	10.8	1,894	(0.9)
Total Operating Expenses	**3,660**	**3,187**	**14.8**	**3,553**	**3.0**
Operating Profit	**7,891**	**6,914**	**14.1**	**7,877**	**0.2**
Operating Margin %	***20.8***	***20.1***	***0.7***	***21.0***	***(0.2)***
Other Income, net[1]	471	620	(24.0)	589	(20.0)
Profit before income taxes	**8,362**	**7,534**	**11.0**	**8,466**	**(1.2)**
Income tax expense	2,417	2,172	11.3	2,332	3.6
Net Profit (before minority interest)	**5,945**	**5,362**	**10.9**	**6,134**	**(3.1)**
Net Profit (after minority interest)	**5,945**	**5,360**	**10.9**	**6,128**	**(3.0)**
Basic EPS (₹)	**14.37**	**12.78**	**12.4**	**14.79**	**(2.8)**
Diluted EPS (₹)	**14.35**	**12.76**	**12.5**	**14.77**	**(2.8)**
Dividend Per Share (₹)	-	-	-	**17.50**	-

[1] Other income includes Finance Cost
[2] USD/INR exchange rate of 82.00